Exhibit 1.1

LETTERA DI INTENTI

Acquisizione di UYBA Volley S.s.d.a.r.l.

La presente Lettera di Intenti (la “LOI”) stabilisce i termini e le condizioni per l’acquisizione da parte di Brera Holdings PLC, una società per azioni irlandese quotata al Nasdaq come “BREA” o della sua controllata italiana Brera Milano S.r.l. (collettivamente, “Acquirente”) dai sottoscritti Soci Selene S.a.s. e Giuseppe Pirola (ciascuno un “Venditore” e, collettivamente, i “Venditori”) di una partecipazione di maggioranza nel capitale sociale, o altri titoli partecipativi, di UYBA Volley S.s.d.a.r.l. (la “Società”), un’entità organizzata secondo le leggi italiane con sede legale in Busto Arsizio. La presente LOI sarà vincolante per le parti nella misura stabilita nel presente documento e rappresenta l’accordo raggiunto tra le parti. I termini e le condizioni del presente Term Sheet sono soggetti a tutti gli effetti alla due diligence commerciale e legale dell’Acquirente e all’esecuzione da parte delle parti del presente documento, o dei loro cessionari autorizzati, di un contratto di compravendita e di qualsiasi altro documento o accordo necessario per effettuare le transazioni contemplate nel presente documento.

LETTER OF INTENT

Acquisition of UYBA Volley S.s.d.a.r.l.

This Letter of Intent (the “LOI”) sets forth the terms and conditions for the acquisition by Brera Holdings PLC, an Irish public limited company listed on Nasdaq as “BREA” or its Italian subsidiary Brera Milano S.r.l. (collectively, “Purchaser”) from the undersigned Shareholders Selene S.a.s. and Giuseppe Pirola (each a “Seller” and, collectively, the “Sellers”) of a majority stake in the share capital, or other equity securities, of UYBA Volley S.s.d.a.r.l. (the “Company”), an entity organized under the laws of Italy with legal seat in Busto Arsizio. This LOI shall be binding on the parties hereto to the extent set forth herein, and represents the agreement reached between the Parties. The terms and conditions of this Term Sheet are subject in all respects to Purchaser’s satisfactory commercial and legal due diligence and the execution by the parties hereto, or their authorized assignees, of a sale and purchase agreement and any other documents or agreements necessary to effect the transactions contemplated hereby.

Struttura

Le parti stipuleranno un contratto di acquisto di titoli e altri documenti o accordi definitivi necessari per effettuare le transazioni contemplate nel presente documento (gli “Accordi Definitivi”) che saranno coerenti con il presente LOI e descriveranno i termini in base ai quali l’Acquirente acquisterà dai Venditori un numero di quote del capitale sociale emesso e in circolazione o altre partecipazioni della Società che costituiscono il cinquantuno percento (51,00%) del capitale sociale della Società dopo tale acquisizione (le “Quote”), per un prezzo di acquisto complessivo di Euro 840.000 (“Prezzo di acquisto”). Tale transazione è indicata nel presente documento come “Transazione”.

Alla data degli Accordi Definitivi e comunque entro e non oltre il 28 giugno 2023 le Parti perfezioneranno anche l’acquisto e la vendita delle Quote. Tale data è indicata come “Data del Closing”.

Structure

The parties will enter into a securities purchase agreement and other documents or definitive agreements necessary to effect the transactions contemplated hereby (the “Definitive Agreements”) that will be consistent with this LOI and will describe the terms upon which the Purchaser will acquire from the Shareholders a number of shares of the issued and outstanding capital stock or other equity interests of the Company constituting fifty one percent (51,00%) of the corporate capital of the Company after such acquisition (the “Shares”), for an aggregate purchase price of Euro 840,000 (“Purchase Price”). Such transaction is referred to herein as the “Transaction”.

On the date of the Definitive Agreements and in any case no later than 28 June 2023 the Parties will also consummate the purchase and sale of the Shares. Such date is referred to as the “Closing Date”.

Compagine sociale immediatamente prima del Closing

Immediatamente prima alla Data del Closing il capitale sociale della Società ammonterà ad Euro 1.645.000 e sarà così suddiviso:

- Selene S.a.s. Euro 590.000 (36,17%)

- Giuseppe Pirola Euro 500.000 (30,40%)

- E-Work Holding S.p.A. Euro 250.000 (15,20%)

- Laica S.p.A. Euro 150.000 (9,12%)

- Mattia Moro Euro 50.000 (3,04%)

- Chen Maoying Euro 50.000 (3,04%)

- Unione fa la UYBA Euro 25.000 (1,52%)

- Simone Facchinetti Euro 25.000 (1,52%)

Shareholding of the Company Immediately prior to the Closing Date

Immediately prior to the Closing Date the share capital of the Company will amount to Euro 1,645,000 and will be divided as follows:

- Selene S.a.s. Euro 590,000 (36,17%)

- Giuseppe Pirola Euro 500,000 (30,40%)

- E-Work Holding S.p.A. Euro 250,000 (15,20%)

- Laica S.p.A. Euro 150,000 (9,12%)

- Mattia Moro Euro 50,000 (3,04%)

- Chen Maoying Euro 50,000 (3,04%)

- L’Unione fa la UYBA Euro 25,000 (1,52%)

- Simone Facchinetti Euro 25,000 (1,52%)

Atto di compravendita

Alla Data del Closing le parti sottoscriveranno l’atto di compravendita delle Quote (il “Contratto Definitivo”), ai sensi del quale Selene S.a.s. trasferirà all’Acquirente quote della Società del valore nominale di Euro 390.000 costituenti il 23,70% del capitale sociale al prezzo di Euro 390.000 e Giuseppe Pirola trasferirà all’Acquirente quote della Società del valore nominale di Euro 450.000 costituenti il 27,30% del capitale sociale al prezzo di Euro 450.000. L’Acquirente pagherà il Prezzo di Acquisto in contanti e con fondi immediatamente disponibili alla Data del Closing.

Deed of sale

At the Closing Date the parties will sign the deed of purchase and sale of the Shares (the “Final Contract”), pursuant to which Selene S.a.s. will transfer to Purchaser shares of the Company with a nominal value of Euro 390,000 constituting 23,70% of the share capital at the price of Euro 390,000 and Giuseppe Pirola will transfer to Purchaser shares of the Company with a nominal value of Euro 450,000 constituting 27,30% of the share capital at a price of Euro 450,000. The Purchaser will pay the Purchase Price in cash and in immediately available funds at the Closing Date.

Finanziamento soci da parte dei Venditori

Contestualmente alla stipulazione del Contratto Definitivo i Venditori Selene S.a.s e Giuseppe Pirola effettueranno un finanziamento soci versando sul conto corrente della Società un importo di Euro 840.000 (ottocentoquarantamila) e rinuncia al rimborso del finanziamento.

Capital payments by Sellers

Simultaneous with the Closing and at the same time as the execution of the Final Contract, the Sellers Selene S.a.s and Giuseppe Pirola will complete a shareholder financing by depositing an amount of Euro 840,000 (eight hundred and forty thousand) into the current account of the Company, and they shall waive the reimbursement of the financing.

Dichiarazioni, garanzie e patti

I Venditori rilasceranno all’Acquirente dichiarazioni e garanzie consuete in merito alla proprietà delle Quote e in merito all’attività e alle operazioni della Società, incluse, a titolo esemplificativo, dichiarazioni e garanzie relative a Organizzazione, Good Standing, Assenza di conflitti con leggi, atti costitutivi o accordi, autorizzazione, consensi o approvazioni, rendiconti finanziari, dichiarazioni dei redditi, contenzioso, accuratezza delle informazioni fornite all’acquirente, licenze, proprietà intellettuale, conformità alle leggi, responsabilità materiali, proprietà di beni e privilegi, assenza di responsabilità e le dichiarazioni e garanzie sopravviveranno al Closing.

Giuseppe Pirola continuerà a prestare fidejussioni personali al fine di garantire la continuità aziendale fino al 31 dicembre 2024.

Representations, warranties and covenants

The Sellers will make customary representations and warranties to the Purchaser regarding the ownership of the Shares and regarding the business and operations of the Company, including, without limitation, representations and warranties regarding Organization, Good Standing, No Conflicts with Laws, Constituent Instruments or Agreements, Authorization, Consents or Approvals, Financial Statements, Tax Returns, Litigation, Accuracy of Information Provided to Purchaser, Licenses, Intellectual Property, Compliance with Laws, Material Liabilities, Ownership of Assets and Liens, Absence of Liabilities and the representations and warranties will survive the Closing.

Giuseppe Pirola will continue to lend personal sureties in order to guarantee business continuity until 31 December 2024.

Due diligence

A partire dalla data della presente LOI, i Venditori autorizzeranno la direzione della Società a consentire all’Acquirente e ai suoi consulenti pieno accesso durante il normale orario lavorativo alle strutture, ai registri, ai dipendenti chiave e ai consulenti della Società allo scopo di completare la revisione di due diligence dell’Acquirente e avviare una revisione del bilancio della Società o la preparazione di un rapporto sulla qualità degli utili. L’indagine di due diligence includerà, a titolo esemplificativo ma non esaustivo, una revisione completa dei documenti e degli accordi finanziari, legali, fiscali, ambientali, di proprietà intellettuale e del lavoro della Società e qualsiasi altra questione che i contabili, i consulenti fiscali e legali dell’Acquirente e altri consulenti riterranno pertinenti. L’Acquirente dovrà completare il proprio processo di due diligence entro 15 giorni lavorativi dalla data di esecuzione del presente LOI.

Due diligence

From and after the date of this LOI, the Sellers will authorize the Company’s management to allow the Purchaser and its advisors full access during normal business hours to the Company’s facilities, records, key employees, and advisors for the purpose of completing Purchaser’s due diligence review and commencing an audit of the financial statements of Company or the preparation of a quality of earnings report. The due diligence investigation will include, but is not limited to, a complete review of the Company’s financial, legal, tax, environmental, intellectual property, and labor records and agreements, and any other matters as Purchaser’s accountants, tax and legal counsel, and other advisors deem relevant. The Purchaser shall complete its due diligence process within 15 working days of the execution date of this LOI.

Accordi definitivi

Oltre alle disposizioni specificatamente descritte nel presente documento, gli Accordi Definitivi relativi alla Transazione conterranno dichiarazioni standard, garanzie, periodi di sopravvivenza, indennizzo, limiti di indennizzo, patti, diritti di risoluzione e altre disposizioni appropriate per una Transazione del tipo contemplato nel presente documento.

Definitive Agreements

In addition to the provisions specifically described herein, the Definitive Agreements relating to the Transaction will contain standard representations, warranties, survival periods, indemnification, limits on indemnification, covenants, termination rights, and other provisions appropriate for a Transaction of the type contemplated herein.

Patti parasociali

Contestualmente al Contratto Definitivo, l’Acquirente sottoscriverà con i soci di minoranza della Società un patto parasociale (il “Patto Parasociale”) che prevede:

- Consiglio di Amministrazione con n. 9 membri, di cui n. 5 membri eletti a maggioranza e n. 4 eletti dalla minoranza;

- Il Sig. Giuseppe Pirola sarà designato presidente del Consiglio e gestirà la Società sia dal punto di vista sportivo che dal punto di vista della rappresentanza verso l’esterno per le prossime tre stagioni sportive (2023/2024 - 2024/2025 - 2025/2026);

- Gianluigi Viganò sarà designato Amministratore Delegato della Società e si occuperà dello sviluppo dei ricavi e del progetto di integrazione industriale con Brera Milano S.r.l. per le prossime tre stagioni sportive (2023/2024 - 2024/2025 -2025/2026), nonché progettare e sottoporre al Consiglio di Amministrazione lo sviluppo del progetto immobiliare della “cittadella della salute e dei servizi connessi” previsto a fianco l’attuale palazzetto dello sport;

- un business plan per le prossime 3 stagioni sportive 2023/2024 - 2024/2025 -2025/2026;

- clausole di drag along e tag along;

- la non diluizione dei soci di minoranza per almeno 5 anni salvo il caso di aumento di capitale ai sensi degli artt. 2482 bis, 2482 ter e 2482 quater cod. civ.;

- l’obbligo per i soci di minoranza di sottoscrivere contratti di sponsorizzazione mantenendo gli attuali importi per le prossime tre stagioni sportive 2023/2024 - 2024/2025 - 2025/2026;

- l’obbligo dell’Acquirente di sottoscrivere un contratto di concessione pubblicitaria con minimo garantito di sponsorizzazioni per le successive 3 stagioni sportive 2023/2024 - 2024/2025 -2025/2026 per un importo complessivo di Euro 860.000 (ottocentosessantamila) a valere in parti uguali in ogni stagione.

In caso di mancato raggiungimento del minimo annuo garantito, l’Acquirente sarà tenuto ad integrare la differenza mancante entro 30 giorni dalla verifica annuale.

Shareholders Agreement

At the same time as the Final Contract, the Purchaser will sign a shareholders’ agreement (the “Shareholders’ Agreement”) with the minority shareholders of the Company that will provides for:

- Board of Directors with n. 9 members, of which n. 5 members elected by majority and n. 4 elected by the minority;

- Mr. Giuseppe Pirola will be designated chairman of the Board and will manage the Company both from a sporting point of view and from a point of view of representation towards the outside for the next three sport seasons (2023/2024 - 2024/2025 -2025/2026);

- Mr. Gianluigi Viganò will be designated CEO of the Company and will deal with the development of revenues and the industrial integration project with Brera Milano S.r.l. for the next three sport seasons (2023/2024 - 2024/2025 -2025/2026), as well as projecting and submitting to the Board of Directors the development of the real estate project of the “citadel of health and related services” planned alongside the current sports arena;

- a business plan for the next 3 sports seasons 2023/2024 - 2024/2025 -2025/2026;

- clauses of drag along and tag along;

- the non-dilution of minority shareholders for at least 5 years except in the case of a share capital increase pursuant to articles 2482 bis, 2482 ter e 2482 quarter cod. civ.;

- the obligation of minority shareholders to sign sponsorship contracts keeping the current amounts for the next three sports seasons 2023/2024 - 2024/2025 - 2025/2026;

- the obligation of the Purchaser to sign an advertising concession contract with a guaranteed minimum of sponsorships for the next 3 sports seasons 2023/2024 - 2024/2025 -2025/2026 for a total amount of Euro 860,000 (eight hundred and sixty thousand) to be reached in equal parts in each season.

In the event that the annual guaranteed minimum is not reached, the Purchaser will be obliged to integrate the missing difference within 30 days of the annual verification.

Costi Ciascuna parte sopporterà le proprie spese in relazione alla transazione.	Expenses Each party shall bear its own expenses in connection with the transaction.

Condizioni suspensive

L’operazione è soggetta alle seguenti condizioni sospensive:

- esito positivo, ad insindacabile giudizio dell’Acquirente, della due diligence

- la rinuncia da parte dei soci di minoranza al diritto di prelazione, e

- sottoscrizione del Patto Parasociale.

Conditions Precedent

The transaction is subject to the following conditions precedent:

- positive outcome, at sole discretion of the Purchaser, of the due diligence

- the waiver by the minority shareholders of the right of pre-emption, and

- signing of the Shareholders’ Agreement.

Esclusiva

In considerazione del notevole investimento di tempo e risorse che l’Acquirente effettuerà in relazione alla sua indagine di due diligence della Società e a sostegno della preparazione degli Accordi Definitivi, i Venditori e la Società concordano congiuntamente e solidalmente che sino alla Data del Closing (il “Periodo di Esclusiva”), né la Società né i Venditori dovranno, e ciascuno farà in modo che i rispettivi dipendenti, affiliati, direttori o rappresentanti di non fornire, direttamente o indirettamente, informazioni riguardanti la Società e le sue sussidiarie o di avviare, negoziare o tenere discussioni o stipulare alcuna intesa o accordo con qualsiasi parte diversa dall’Acquirente in relazione a qualsiasi Transazione competitiva (come definita sotto). Nella misura in cui tali discussioni o negoziazioni sono in corso, verranno interrotte. Inoltre, la Società e i Venditori si impegnano a comunicare immediatamente all’Acquirente i termini di qualsiasi proposta relativa a una Transazione competitiva ricevuta dalla Società o dai Venditori, o dai dipendenti, amministratori o rappresentanti di una qualsiasi di tali parti durante l’Esclusiva. Ai fini della presente Lettera di intenti, una “Transazione competitiva” è una transazione che coinvolge, direttamente o indirettamente, (i) l’acquisizione della Società o di una delle sue controllate o di tutte o parte sostanziale delle attività di, o di qualsiasi dei titoli nella Società o in qualsiasi controllata della Società indipendentemente dalla struttura di tale acquisizione, o l’autorizzazione di qualsiasi agente o consulente della Società a intraprendere qualsiasi azione allo scopo di promuovere tale acquisizione con qualsiasi parte diversa dall’Acquirente, o (ii) intraprendere qualsiasi altra azione che sia incompatibile con l’attuazione della presente Lettera di intenti.

Exclusivity

In consideration of the substantial investment of time and resources that the Buyer will make in connection with its due diligence investigation of the Company and in furtherance of the preparation of the Definitive Agreements, the Sellers and the Company jointly and severally agree that until the Closing Date (the “Exclusivity Period”), neither the Company nor the Sellers shall, and each shall cause its respective employees, affiliates, directors, or representatives not to, directly or indirectly, provide information regarding the Company and its subsidiaries to, or initiate, negotiate, or hold any discussions or enter into any understanding or agreement with, any party other than the Buyer with respect to any Competitive Transaction (as defined below). To the extent such discussions or negotiations are on-going, they will be terminated. In addition, the Company and the Sellers each agree to immediately communicate to the Buyer the terms of any proposal relating to a Competitive Transaction received by the Company or the Sellers, or the employees, directors, or representatives of any of such parties during the Exclusivity Period. For purposes of this Letter of Intent, a “Competitive Transaction” is a transaction involving, directly or indirectly, (i) the acquisition of the Company or any of its subsidiaries or of all or any material portion of the assets of, or of any of the securities in, the Company or any subsidiary of the Company regardless of the structure of any such acquisition, or the authorization of any agent or advisors of the Company to take any action for the purposes of advancing any such acquisition with any party other than the Buyer, or (ii) the taking any other action that is inconsistent with the implementation of this Letter of Intent.

Pubblicità e riservatezza

Fatti salvi i requisiti di legge, eventuali comunicati stampa o altri annunci da parte dei Venditori, della Società, dei funzionari o direttori della Società o di uno dei loro rispettivi rappresentanti relativi alla presente lettera o alle transazioni qui contemplate dovranno essere approvati per iscritto dall’Acquirente prima del rilascio.

Publicity

Subject to requirements of law, any news releases or other announcements by Sellers, the Company, the Company’s officers or directors, or any of their respective representatives pertaining to this letter or the transactions contemplated hereby shall be approved in writing by the Buyer prior to release

Legge applicabile

La presente LOI è regolata dalla legge italiana.

Qualsiasi controversia che dovesse insorgere tra le Parti in merito all’interpretazione, esecuzione, validità e/o efficacia del presente contratto sarà devoluta in via esclusiva alla conoscenza del Foro di Milano con esclusione di ogni altro foro concorrente.

Governing law

This LOI is governed by Italian law.

Any dispute that may arise between the Parties regarding the interpretation, execution, validity and/or effectiveness of this LOI will be devolved exclusively to the knowledge of the Court of Milan with the exclusion of any other concurrent court.

Miscellanea

Questa LOI può essere eseguita in copie, ognuna delle quali sarà considerata un originale, ma tutte insieme costituiranno un accordo. I titoli delle varie sezioni di questa LOI sono stati inseriti solo come riferimento e non devono essere considerati parte di questa LOI.

Miscellaneous

This LOI may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement. The headings of the various sections of this LOI have been inserted for reference only and shall not be deemed to be a part of this LOI.

Terzi beneficiary

Salvo quanto espressamente stabilito o menzionato nel presente documento, nulla nel presente documento è inteso o deve essere interpretato per conferire a qualsiasi persona o entità diversa dalle Parti e dai loro successori o cessionari, qualsiasi diritto o rimedio ai sensi o in ragione della presente LOI.

Third party beneficiaries

Except as specifically set forth or referred to herein, nothing herein is intended or shall be construed to confer upon any person or entity other than the Parties and their successors or assigns, any rights or remedies under or by reason of this LOI.

Se siete d’accordo con i termini di cui sopra e intendete procedere con l’Operazione proposta su tale base, Vi preghiamo di sottoscrivere la presente LOI.	If you are in agreement with the terms set forth above and desire to proceed with the proposed Transaction on that basis, please sign this LOI in the space provided below.

Pei i Venditori/For The Shareholders

/s/ Giuseppe Pirola
Giuseppe Pirola

/s/ Selene S.a.S
Selene S.a.s.

Per accettazione e conferma/ Accepted and agreed

Brera Holdings PLC

Sergio Scalpelli

CEO

/s/ Sergio Scalpelli

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